 Exhibit 99.1

For investor and media inquiries, please contact:

In China:

Jeffrey Wang

Youdao, Inc.

Tel: +86-10-8255-8163 ext. 89980

E-mail: IR@rd.netease.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: youdao@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com

Youdao Reports Fourth Quarter and Fiscal Year 2024 Unaudited Financial Results

Hangzhou, China – February 20, 2025 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), an intelligent learning company with industry-leading technology in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2024.

Fourth Quarter 2024 Financial Highlights

•	Total net revenues were RMB1.3 billion (US$183.6 million), representing a 9.5% decrease from the same period in 2023.

o	Net revenues from learning services were RMB617.7 million (US$84.6 million), representing a 21.2% decrease from the same period in 2023.

o	Net revenues from smart devices were RMB240.4 million (US$32.9 million), representing an 8.1% increase from the same period in 2023.

o	Net revenues from online marketing services were RMB481.7 million (US$66.0 million), representing a modest increase from the same period in 2023.

•	Gross margin was 47.8%, compared with 49.9% for the same period in 2023.

•	Income from operations was RMB84.2 million (US$11.5 million), representing a 10.3% increase from the same period in 2023.

•	Basic and diluted net income per American depositary share (“ADS”) attributable to ordinary shareholders was RMB0.71 (US$0.10) and RMB0.70 (US$0.10), respectively, compared with RMB0.47 for the same period of 2023.

Fiscal Year 2024 Financial Highlights

•	Total net revenues were RMB5.6 billion (US$770.7 million), representing a 4.4% increase from 2023.

o	Net revenues from learning services were RMB2.7 billion (US$376.4 million), representing a 12.7% decrease from 2023.

o	Net revenues from smart devices were RMB903.7 million (US$123.8 million), remaining stable compared to 2023.

o	Net revenues from online marketing services were RMB2.0 billion (US$270.6 million), representing a 48.3% increase from 2023.

•	Gross margin was 48.9%, compared with 51.4% for 2023.

•	Income from operations was RMB148.8 million (US$20.4 million), compared with loss from operations of RMB466.3 million for 2023.

•	Basic and diluted net income per ADS attributable to ordinary shareholders was RMB0.70 (US$0.10), compared with basic and diluted net loss per ADS attributable to ordinary shareholders of RMB4.53 for 2023.

“We achieved a significant milestone of first-ever full-year profitability in 2024. In terms of products and services, our AI-based and differentiated services enhanced customer loyalty, with retention rate surpassing 70% in the fourth quarter for Youdao Lingshi. In addition, we strengthened collaboration with NetEase in online marketing services, facilitating the long-term development of this segment. AI-driven subscription services continued to upgrade, leading to elevated customer satisfaction and over 130% year-over-year increase in total sales,” said Dr. Feng Zhou, Chief Executive Officer and Director of Youdao.

“Looking ahead, we are launching our ‘AI Native’ strategy-integrating AI more comprehensively across our business lines, for example, automating our advertising platforms and introducing AI-driven tutoring for our course customers. We are excited by the rapid maturing of reasoning models and eager to deliver these innovative projects to our customers,” Dr. Zhou concluded.

Fourth Quarter 2024 Financial Results

Net Revenues

Net revenues for the fourth quarter of 2024 were RMB1.3 billion (US$183.6 million), representing a 9.5% decrease from RMB1.5 billion for the same period of 2023.

Net revenues from learning services were RMB617.7 million (US$84.6 million) for the fourth quarter of 2024, representing a 21.2% decrease from RMB784.0 million for the same period of 2023. The year-over-year decrease was due to our continued strategic focus on a more selective customer acquisition approach, prioritizing higher ROI (return on investment) engagements. We believe despite the short-term revenue decline, this strategy has enhanced the overall resilience and operational efficiency of our business.

Net revenues from smart devices were RMB240.4 million (US$32.9 million) for the fourth quarter of 2024, representing an 8.1% increase from RMB222.4 million for the same period of 2023, primarily driven by the continued increase in sales of Youdao Dictionary Pen in 2024.

Net revenues from online marketing services were RMB481.7 million (US$66.0 million) for the fourth quarter of 2024, representing a modest increase from RMB474.1 million for the same period of 2023.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2024 was RMB640.8 million (US$87.8 million), representing a 13.3% decrease from RMB738.8 million for the same period of 2023. Gross margin was 47.8% for the fourth quarter of 2024, compared with 49.9% for the same period of 2023.

Gross margin for learning services was 60.0% for the fourth quarter of 2024, compared with 63.6% for the same period of 2023. The decrease was mainly due to the decline in economies of scale as a result of the decreased revenues from learning services.

Gross margin for smart devices increased to 43.9% for the fourth quarter of 2024 from 38.3% for the same period of 2023. The improvement was mainly attributable to the higher gross margin arising from the newly launched Youdao Dictionary Pen in 2024.

Gross margin for online marketing services was 34.2% for the fourth quarter of 2024, compared with 32.7% for the same period of 2023. The increase was mainly attributable to improved gross margin profile of performance-based advertisements through third parties’ internet properties compared with the same period of last year.

Operating Expenses

Total operating expenses for the fourth quarter of 2024 were RMB556.6 million (US$76.3 million), compared with RMB662.5 million for the same period of last year.

Sales and marketing expenses for the fourth quarter of 2024 were RMB381.8 million (US$52.3 million), representing a decrease of 13.5% from RMB441.4 million for the same period of 2023. This decrease was attributable to the reduced marketing expenditures, as well as declined outsourcing labor service fees and payroll related expenses in learning services.

Research and development expenses for the fourth quarter of 2024 were RMB120.7 million (US$16.5 million), representing a decrease of 28.2% from RMB168.1 million for the same period of 2023. The decrease was primarily due to the decreased headcount for research and development employees, leading to payroll savings in the fourth quarter of 2024.

General and administrative expenses for the fourth quarter of 2024 were RMB54.1 million (US$7.4 million), largely flat compared with RMB53.0 million for the same period of 2023.

Income from Operations

As a result of the foregoing, income from operations for the fourth quarter of 2024 was RMB84.2 million (US$11.5 million), representing a 10.3% increase from RMB76.3 million for the same period in 2023. The margin of income from operations was 6.3%, compared with 5.2% for the same period of last year.

Net Income Attributable to Youdao’s Ordinary Shareholders

Net income attributable to Youdao’s ordinary shareholders for the fourth quarter of 2024 was RMB83.0 million (US$11.4 million), representing a 47.0% increase from RMB56.5 million for the same period of last year. Non-GAAP net income attributable to Youdao’s ordinary shareholders for the fourth quarter of 2024 was RMB91.8 million (US$12.6 million), representing a 32.5% increase from RMB69.3 million for the same period of last year.

Basic and diluted net income per ADS attributable to ordinary shareholders for the fourth quarter of 2024 was RMB0.71 (US$0.10) and RMB0.70 (US$0.10), respectively, compared with RMB0.47 for the same period of 2023. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders was RMB0.78 (US$0.11) and RMB0.77 (US$0.11), respectively, compared with RMB0.58 for the same period of 2023.

Other Information

As of December 31, 2024, Youdao’s cash, cash equivalents, current and non-current restricted cash, time deposits and short-term investments totaled RMB662.6 million (US$90.8 million), compared with RMB527.1 million as of December 31, 2023. For the fourth quarter of 2024, net cash provided by operating activities was RMB158.2 million (US$21.7 million). Youdao’s ability to continue as a going concern is dependent on management’s ability to implement an effective business plan amid a changing regulatory environment, generate operating cash flows, and secure external financing for future development. To support Youdao’s future business, NetEase Group has agreed to provide financial support for ongoing operations in the next thirty-six months starting from May 2024. As of December 31, 2024, Youdao has received various forms of financial support from the NetEase Group, including, among others, RMB878.0 million in short-term loan, and US$126.1 million in long-term loans maturing on March 31, 2027 drawn from the US$300.0 million revolving loan facility.

As of December 31, 2024, the Company’s contract liabilities, which mainly consisted of deferred revenues generated from Youdao’s learning services, were RMB961.0 million (US$131.7 million), compared with RMB1.1 billion as of December 31, 2023.

Fiscal Year 2024 Financial Results

Net Revenues

Net revenues for 2024 were RMB5.6 billion (US$770.7 million), representing a 4.4% increase from RMB5.4 billion for 2023.

Net revenues from learning services were RMB2.7 billion (US$376.4 million) for 2024, representing a 12.7% decrease from RMB3.1 billion for 2023. The decrease reflects our commitment to a more selective customer acquisition approach, prioritizing higher ROI engagements. This strategy has contributed to the overall resilience and efficiency of our business.

Net revenues from smart devices were RMB903.7 million (US$123.8 million) for 2024, remaining stable compared to 2023.

Net revenues from online marketing services were RMB2.0 billion (US$270.6 million) for 2024, representing a 48.3% increase from RMB1.3 billion for 2023. The increase was mainly attributable to the increased demand for performance-based advertisements through third parties’ internet properties, which was driven by our continued investments in cutting-edge AI technology.

Gross Profit and Gross Margin

Gross profit for 2024 was RMB2.7 billion (US$376.5 million), remaining stable compared to 2023. Gross margin for 2024 was 48.9%, compared with 51.4% for 2023.

Gross margin for learning services was 61.4% for 2024, compared with 63.2% for 2023. The decrease was mainly due to the decline in economies of scale as a result of the decreased revenues from learning services.

Gross margin for smart devices was 38.7% for 2024, remaining stable compared to 2023.

Gross margin for online marketing services increased to 36.0 % for 2024 from 31.7% for 2023. The increase was mainly attributable to improved gross margin profile of performance-based advertisements through third parties’ internet properties compared with last year.

Operating Expenses

Total operating expenses for 2024 were RMB2.6 billion (US$356.2 million), representing a decrease of 19.6%, compared with RMB3.2 billion for 2023.

Sales and marketing expenses for 2024 were RMB1.9 billion (US$256.5 million), representing a decrease of 17.5%, compared with RMB2.3 billion for 2023. This decrease was primarily attributable to the reduced marketing expenditures, as well as declined outsourcing labor service fees and payroll related expenses in learning services.

Research and development expenses for 2024 were RMB540.0 million (US$74.0 million), representing a decrease of 27.4%, compared with RMB743.4 million for 2023. The decrease was primarily due to the decreased headcount for research and development employees, leading to payroll savings in 2024.

General and administrative expenses for 2024 were RMB187.1 million (US$25.6 million), representing a decrease of 15.7%, compared with RMB222.0 million for 2023. The decrease was primarily due to the decreased headcount for general and administrative employees, leading to payroll savings in 2024.

Income/(Loss) from Operations

Income from operations for 2024 was RMB148.8 million (US$20.4 million), compared with loss from operations of RMB466.3 million for 2023. The margin of income from operations was 2.6%, compared with margin of loss from operations of 8.7% for 2023.

Net Income/(Loss) Attributable to Youdao’s Ordinary Shareholders

Net income attributable to Youdao’s ordinary shareholders for 2024 was RMB82.2 million (US$11.3 million), compared with net loss attributable to Youdao’s ordinary shareholders of RMB549.9 million for 2023. Non-GAAP net income attributable to Youdao’s ordinary shareholders for 2024 was RMB104.8 million (US$14.4 million), compared with non-GAAP net loss attributable to Youdao’s ordinary shareholders of RMB475.4 million for 2023.

Basic and diluted net income per ADS attributable to ordinary shareholders for 2024 was RMB0.70 (US$0.10), compared with basic and diluted net loss per ADS attributable to ordinary shareholders of RMB4.53 for 2023. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders was RMB0.89 (US$0.12), compared with non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders of RMB3.92 for 2023.

Operating Cash Flow

For 2024, net cash used in operating activities was RMB67.9 million (US$9.3 million), compared with RMB438.1 million for 2023.

Share Repurchase Program

On November 17, 2022, the Company announced that its board of directors had authorized the Company to adopt a share repurchase program in accordance with applicable laws and regulations for up to US$20.0 million of its Class A ordinary shares (including in the form of ADSs) during a period of up to 36 months. This amount was subsequently increased to US$40.0 million in August 2023. As of December 31, 2024, the Company had repurchased a total of approximately 7.5 million ADSs for a total consideration of approximately US$33.8 million in the open market under the share repurchase program.

Conference Call

Youdao’s management team will host a teleconference call with simultaneous webcast at 5:00 a.m. Eastern Time on Thursday, February 20, 2025 (Beijing/Hong Kong Time: 6:00 p.m., Thursday, February 20, 2025). Youdao’s management will be on the call to discuss the financial results and answer questions.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	6589745

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.youdao.com.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until February 27, 2025:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	6589745

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is an intelligent learning company with industry-leading technology in China dedicated to developing and using technologies to provide learning content, applications and solutions to users of all ages. Building on the popularity of its online knowledge tools such as Youdao Dictionary and Youdao Translation, Youdao now offers smart devices, STEAM courses, adult and vocational courses, and education digitalization solutions. In addition, Youdao has developed a variety of interactive learning apps. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

Non-GAAP Measures

Youdao considers and uses non-GAAP financial measures, such as non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders and non-GAAP basic and diluted net income/(loss) per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Youdao defines non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding share-based compensation expenses and impairment of long-term investments. Non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders enables Youdao’s management to assess its operating results without considering the impact of these items, which are non-cash charges in nature. Youdao believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. In addition, the non-GAAP financial measures Youdao uses may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

The accompanying table has more details on the reconciliation between our GAAP financial measures that are mostly directly comparable to non-GAAP financial measures. Youdao encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2993 to US$1.00, the exchange rate on December 31, 2024 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. The announced results of the fourth quarter and full year of 2024 are preliminary and subject to adjustments. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

YOUDAO, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	As of December 31,	As of December 31,	As of December 31,
	2023	2024	2024
	RMB	RMB	USD (1)
Assets
Current assets:
Cash and cash equivalents	454,536	592,721	81,202
Time deposits	277	-	-
Restricted cash	395	3,567	489
Short-term investments	71,848	63,064	8,640
Accounts receivable, net	354,006	418,644	57,354
Inventories	217,067	174,741	23,939
Amounts due from NetEase Group	26,117	79,700	10,919
Prepayment and other current assets	175,705	154,331	21,143
Total current assets	1,299,951	1,486,768	203,686

Non-current assets:
Property, equipment and software, net	70,906	46,725	6,401
Operating lease right-of-use assets, net	89,022	68,494	9,384
Long-term investments	51,396	72,380	9,916
Goodwill	109,944	109,944	15,062
Other assets, net	44,976	30,084	4,122
Total non-current assets	366,244	327,627	44,885

Total assets	1,666,195	1,814,395	248,571

Liabilities, Mezzanine Equity and Shareholders' Deficit
Current liabilities:
Accounts payables	159,005	145,148	19,885
Payroll payable	282,679	264,520	36,239
Amounts due to NetEase Group	82,430	21,997	3,014
Contract liabilities	1,052,622	961,024	131,660
Taxes payable	52,781	37,603	5,152
Accrued liabilities and other payables	591,770	638,660	87,495
Short-term loans from NetEase Group	878,000	878,000	120,286
Total current liabilities	3,099,287	2,946,952	403,731

Non-current liabilities:
Long-term lease liabilities	49,337	25,566	3,503
Long-term loans from NetEase Group	630,360	913,000	125,080
Other non-current liabilities	16,314	18,189	2,492
Total non-current liabilities	696,011	956,755	131,075

Total liabilities	3,795,298	3,903,707	534,806

Mezzanine equity	37,961	-	-

Shareholders' deficit:
Youdao's shareholders' deficit	(2,186,736)	(2,139,958)	(293,173)
Noncontrolling interests	19,672	50,646	6,938
Total shareholders' deficit	(2,167,064)	(2,089,312)	(286,235)

Total liabilities, mezzanine equity and shareholders’ deficit	1,666,195	1,814,395	248,571

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB7.2993 on the last trading day of December (December 31, 2024) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

YOUDAO, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,
	2023	2024	2024	2024	2023	2024
	RMB	RMB	RMB	USD (1)	RMB	RMB
Net revenues:
Learning services	784,012	767,859	617,673	84,621	3,148,114	2,747,290
Smart devices	222,407	315,305	240,444	32,941	909,192	903,669
Online marketing services	474,102	489,377	481,681	65,990	1,331,902	1,974,960
Total net revenues	1,480,521	1,572,541	1,339,798	183,552	5,389,208	5,625,919

Cost of revenues (2)	(741,720)	(783,085)	(699,045)	(95,769)	(2,621,746)	(2,877,428)
Gross profit	738,801	789,456	640,753	87,783	2,767,462	2,748,491

Operating expenses:
Sales and marketing expenses (2)	(441,399)	(519,620)	(381,815)	(52,308)	(2,268,428)	(1,872,586)
Research and development expenses (2)	(168,130)	(119,594)	(120,694)	(16,535)	(743,364)	(539,998)
General and administrative expenses (2)	(52,989)	(42,968)	(54,068)	(7,408)	(221,996)	(187,086)
Total operating expenses	(662,518)	(682,182)	(556,577)	(76,251)	(3,233,788)	(2,599,670)
Income/(Loss) from operations	76,283	107,274	84,176	11,532	(466,326)	148,821

Interest income	1,733	1,057	970	133	8,348	3,919
Interest expense	(18,869)	(15,112)	(16,828)	(2,305)	(69,472)	(73,090)
Others, net	(2,589)	(1,992)	1,594	218	(11,578)	1,585
Income/(Loss) before tax	56,558	91,227	69,912	9,578	(539,028)	81,235

Income tax (expenses)/benefits	(441)	(2,370)	2,386	327	(11,089)	(6,009)
Net income/(loss)	56,117	88,857	72,298	9,905	(550,117)	75,226
Net loss/(income) attributable to noncontrolling interests	365	(2,604)	10,705	1,466	182	6,987
Net income/(loss) attributable to ordinary shareholders of the Company	56,482	86,253	83,003	11,371	(549,935)	82,213

Basic net income/(loss) per ADS	0.47	0.74	0.71	0.10	(4.53)	0.70
Diluted net income/(loss) per ADS	0.47	0.74	0.70	0.10	(4.53)	0.70

Shares used in computing basic net income/(loss) per ADS	119,764,891	116,965,181	117,259,091	117,259,091	121,381,857	117,426,938
Shares used in computing diluted net income/(loss) per ADS	120,426,624	117,343,848	118,705,233	118,705,233	121,381,857	118,173,469

 Note 1:

 The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB7.2993 on the last trading day of December (December 31, 2024) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:
Share-based compensation in each category:
Cost of revenues	(2,975)	(171)	1,025	140	1,645	2,359
Sales and marketing expenses	865	(1,359)	1,069	146	6,071	1,183
Research and development expenses	(312)	1,868	2,402	329	8,020	8,712
General and administrative expenses	5,224	2,072	4,285	588	15,061	10,342

YOUDAO, INC.

UNAUDITED ADDITIONAL INFORMATION

(RMB and USD in thousands)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,
	2023	2024	2024	2024	2023	2024
	RMB	RMB	RMB	USD	RMB	RMB

Net revenues
Learning services	784,012	767,859	617,673	84,621	3,148,114	2,747,290
Smart devices	222,407	315,305	240,444	32,941	909,192	903,669
Online marketing services	474,102	489,377	481,681	65,990	1,331,902	1,974,960
Total net revenues	1,480,521	1,572,541	1,339,798	183,552	5,389,208	5,625,919

Cost of revenues
Learning services	285,383	290,877	247,059	33,847	1,159,357	1,060,177
Smart devices	137,150	180,390	134,896	18,481	552,810	553,620
Online marketing services	319,187	311,818	317,090	43,441	909,579	1,263,631
Total cost of revenues	741,720	783,085	699,045	95,769	2,621,746	2,877,428

Gross margin
Learning services	63.6%	62.1%	60.0%	60.0%	63.2%	61.4%
Smart devices	38.3%	42.8%	43.9%	43.9%	39.2%	38.7%
Online marketing services	32.7%	36.3%	34.2%	34.2%	31.7%	36.0%
Total gross margin	49.9%	50.2%	47.8%	47.8%	51.4%	48.9%

YOUDAO, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,
	2023	2024	2024	2024	2023	2024
	RMB	RMB	RMB	USD	RMB	RMB

Net income/(loss) attributable to ordinary shareholders of the Company	56,482	86,253	83,003	11,371	(549,935)	82,213
Add: share-based compensation	2,802	2,410	8,781	1,203	30,797	22,596
impairment of long-term investments	10,000	-	-	-	43,740	-
Non-GAAP net income/(loss) attributable to ordinary shareholders of the Company	69,284	88,663	91,784	12,574	(475,398)	104,809

Non-GAAP basic net income/(loss) per ADS	0.58	0.76	0.78	0.11	(3.92)	0.89
Non-GAAP diluted net income/(loss) per ADS	0.58	0.76	0.77	0.11	(3.92)	0.89

Non-GAAP shares used in computing basic net income/(loss) per ADS	119,764,891	116,965,181	117,259,091	117,259,091	121,381,857	117,426,938
Non-GAAP shares used in computing diluted net income/(loss) per ADS	120,426,624	117,343,848	118,705,233	118,705,233	121,381,857	118,173,469